This Agreement between THE BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY ("Stanford11), an institution of higher education having powers under the laws of the State of California, and Telomolecular, Inc. ("Telomolecular"), a corporation having a principal place of business at 8037 Orange Avenue, Fair Oaks. CA 95628, is effective on the("Effective Date").

1 BACKGROUND
Stanford has an assignment of an invention a target and associated compounds useful for regenerative medicine. It is entitled "Notch-Mediated Tissue and Organ Repair through Control of Endogenous Stem and Progenitor Cell Behavior," was invented in the laboratory of Dr, Thomas Rando, an employee of Stanford and the United States Department of Veterans Affairs ("VA"), and is described in Stanford Docket 02-231. The invention was made in the course of research supported by the NIH. Stanford wants to have the invention perfected and marketed as soon as possible so that resulting products may be available for public use and benefit. The invention is subject to a Cooperative Technology Administration Agreement between Stanford and the VA, effective September 1. 2000, that authorizes Stanford to exclusively manage certain inventions on behalf of both Stanford and the VA.

2 DEFINITIONS
  2.1 "Exclusive" means that, subject to Articles 3 and 5, Stanford w^ll not grant further licenses under the Licensed Patents in the Licensed Field of Use in the Licensed Territory.
    "Licensed Field of Use" means therapeutic uses and associated internal research and drug screening activities.
    "Licensed Patent" means Stanford and the VA's U.S. Patent Application, Serial Number 11/078,899, filed March 10, 2005, any foreign patent application corresponding thereto, and any divisional, continuation, or reexamination application, and each patent that issues or reissues from any of these patent applications. Any claim of an unexpired Licensed Patent is presumed to be valid unless it has been held to be invalid by a final judgment of a court of competent jurisdiction from which no appeal can be or is taken. "Licensed Patent" excludes any continuation-in-part (CIP) patent application or patent. "Licensed Product" means a product or part of a product in the Licensed Field of Use where the making, using, importing or selling of which, absent this license, infringes, induces infringement, or contributes to infringement of a Licensed Patent.

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"Licensed Territory" means worldwide.
"Net Sales" means all gross revenue derived through Telomolecular or sublicensees from Licensed Product, Net Sales excludes the following items (but only as they pertain to the making, using, importing or selling of Licensed Products, are included in gross revenue, and are separately billed):
    import, export, excise and sales taxes, and custom duties;
    costs of insurance, packing, and transportation from the place of manufacture to the customer's premises or point of installation;
    costs of installation at the place of use; and
    credit for returns, allowances, or trades.

  2.7 "Indemnitees" means the VA, Stanford and Stanford Hospitals and Climes, and their respective trustees, officers, employees, students, and agents.

3 GRANT
Grant. Subject to the terms and conditions of this Agreement, Stanford grants Telomolecular an Exclusive license under the Licensed Patent in the Licensed Field of Use to make, have made, use, import, offer to sell and sell Licensed Product in the Licensed Territory. Term. The term of this license is from the Effective Date until the date of the last to expire of the Licensed Patents. Retained Rights. Stanford retains the right, on behalf of itself and all other non-profit academic research institutions, to practice the Licensed Patent for any non-profit purpose, including sponsored research and collaborations. Telomolecular agrees that, notwithstanding any other provision of this Agreement, it has no right to enforce the Licensed Patent against any such institution. Stanford and any such other institution has the right to publish any information included in the Licensed Patent. Specific Exclusion, Stanford does not:
    grant to Telomolecular any other licenses, implied or otherwise, to any patents or other rights of Stanford or the VA other than those rights granted under Licensed Patent, regardless of whether the patents or other rights are dominant or subordinate to any Licensed Patent, or are required to exploit any Licensed Patent;
    commit to Telomolecular to bring suit against third parties for infringement, except as described in Article 12; and
    agree to furnish to Telomolecular any technology or technological information or to provide Telomolecular with any assistance.

4 SUBLICENSING

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Permitted Sublicensing. Telomolecular may grant sublicenses in the Licensed Field of Use only during the Exclusive term and only if Telomolecular is developing or selling Licensed Products, Required Sublicensing. If Telomolecular is unable or unwilling to serve or develop a potential market or market territory for which there is a company willing to be a sublicensee. Telomolecular will, at Stanford's request, negotiate in good faith a sublicense with any such sublicensee.

Sublicense Requirements. Any sublicense:
    is subject to this Agreement;
    will reflect that any sublicensee will not further sublicense;
    will expressly include the provisions of Articles 5, 8, 9, 0 and 12; and will require the transfer of all obligations, including the payment of royalties specified in the sublicense, to Stanford or its designee, if this Agreement is terminated,

  4.4 Copy of Sublicenses. Telomolecular will submit to Stanford a copy of each sublicense.

Sharing of Sublicensing Income.
Telomolecular will pay Stanford 30% of all revenue from a sublicense of the rights granted herein except earned royalties as provided in paragraph 7.3.

Royalty-Free Sublicenses.
If Telomolecular pays all royalties due Stanford from a sublicensee's Net Sales, Telomolecular may grant that sublicensee a royalty-free or non-cash:
    sublicense or
    cross-license.

5 GOVERNMENT RIGHTS

This Agreement is subject to Title 35 Sections 200-204 of the United States Code. Among other things, these provisions provide the United States Government with nonexclusive rights in the Licensed Patent. They also impose the obligation that Licensed Product sold or produced in the United States be "manufactured substantially in the United States/1 Telomolecular will ensure all obligations of these provisions are met. The United States Government shall have the nonexclusive, nontransferable, irrevocable, royalty-free, paid-up right to practice or have practiced the Licensed Patent throughout the world by or on behalf of the United States Government and on behalf of any foreign government or international organization pursuant to any existing or future treaty or agreement to which the United States Government is a signatory.

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  5.3 Telomolecular certifies that Telomolecular is in good standing to do business with the federal government regarding debarment suspension, proposed debarment or other matters rendering them ineligible.

6 DILIGENCE

Milestones. Because the invention is not yet commercially viable as of the Effective Date, Telomolecular will diligently develop, manufacture, and sell Licensed Product and will diligently develop markets for Licensed Product. In addition, Telomolecular will meet the milestones shown in Appendix A. and notify Stanford in writing as each milestone is met. Progress Report. By March 1 of each year, Telomolecular will submit a written annual report to Stanford covering the preceding calendar year. The report will include information sufficient to enable Stanford to satisfy reporting requirements of the U.S. Government and for Stanford to ascertain progress by Telomolecular toward meeting this Agreement's diligence requirements. Each report will describe, where relevant: Telomolecular's progress toward commercialization of Licensed Product, including work completed, key scientific discoveries, summary of work-in-progress, current schedule of anticipated events or milestones, market plans for introduction of Licensed Product, and significant corporate transactions involving Licensed Product. Clinical Trial Notice. Telomolecular will notify Stanford prior to commencing any clinical trials at Stanford.

7 ROYALTIES

  7.1 Issue Royalty. Telomolecular will pay to Stanford a noncreditable, nonrefundable license issue royalty of $50,000 upon signing this Agreement.
  7.2 License Maintenance Fee. Beginning August 1, 2007 and each August 1st thereafter, Telomolecular will pay Stanford a yearly license maintenance fee as follows:
    August 1, 2007 -$35,000
    August 1, 2008 -$45,000
    August 1,2009 and each August 1 tfiereafter-$50,000.

  7.3 Earned Royalty. Telomolecular will pay Stanford earned royalties on Net Sales as follows:
    6% of Net Sales of Licensed Product - sales equal to or exceeding S200M;
    5% of Net Sales of Licensed Product - sales equal to $100M and less than $200M; and

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    4% of Net Sales of Licensed Product - sales less than $100M.

  7.4 Milestone Pyaments: Telomolecular will pay Stanford milestone payments as follows:
    $70,000 upon selection of a lead candidate to begin preclinical testing.
    $100,000 upon the filing of an IND.
    $150,000 upon initiation of Phase II.
    $200,000 upon initiation of Phase III.
    E) $300,000 upon the receipt of an NDA.

7.5 Creditable Payments.
The license maintenance fee for a year may be offset against earned royalty payments due on Net Sales occurring in that year. For example:
    if Telomolecular pays Stanford a $10 maintenance payment for year Y, and according to Section 7.3 $15 in earned royalties are due Stanford for Net Sales in year Y, Telomolecular will only need to pay Stanford an additional $5 for that year's earned royalties.
    if Telomolecular pays Stanford a $10 maintenance payment for year Y, and according to Section 7.3 $3 in earned royalties are due Stanford for Net Sales in year Y, Telomolecular will not need to pay Stanford any earned royalty payment for that year. Telomolecular will not be able to offset the remaining $7 against a future year's earned royalties.

Obligation to Pay Royalties.
A royalty is due Stanford under this Agreement for any activity conducted under the licenses granted. For convenience's sake, the amount of that royalty is calculated using Net Sales. Nonetheless, if certain Licensed Products are made, used, imported, or offered for sale before the date this Agreement terminates, and those Licensed Products are sold after the termination date, Telomolecular will pay Stanford an earned royalty for its exercise of rights based on the Net Sales of those Licensed Products.

Currency.
Telomolecular will calculate the royalty on sales in currencies other than U.S. Dollars using the appropriate foreign exchange rate for the currency quoted by the Bank of America (San Francisco) foreign exchange desk, on the close of business on the last banking day of each calendar quarter. Telomolecular will make royalty payments to Stanford in U.S. Dollars.

Non-U.S. Taxes.
Telomoleculars will pay all non-U.S. taxes related to royalty payments. These payments are not deductible from any payments due to Stanford.

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  7.9 Interest. Any payments not made when due will bear interest at the lower of (a) the Prime Rate published in the Wall Street Journal plus 200 basis points or (b) the maximum rate permitted by law.

8 ROYALTY REPORTS, PAYMENTS, AND ACCOUNTING

Quarterly Earned Royalty Payment and Report. Beginning with the first sale of a Licensed Product, Telomolecular will submit to Stanford a written report (even if there are no sales) and an earned royalty payment within 30 days after the end of each calendar quarter. This report will be in the form of Appendix B and will State the number, description and aggregate Net Sales of Licensed Product during the completed calendar quarter. With each report Telomolecular will include any earned royalty payment due Stanford for the completed calendar quarter (as calculated under Section 7.3.)

Termination Report.
Telomolecular will pay to Stanford all applicable royalties and submit to Stanford a written report within 90 days after the license terminates. Telomolecular will continue to submit earned royalty payments and reports to Stanford after the license terminates, until all Licensed Products made or imported under the license have been sold.

Accounting, Telomolecular will maintain records showing manufacture, importation, sale, and use of a Licensed Product for 7 years from the date of sale of that Licensed Product. Records will include general-ledger records showing cash receipts and expenses, and records that include: production records, customers, invoices, serial numbers, and related information in sufficient detail to enable Stanford to determine the royalties payable under this Agreement

Audit by Stanford.
Telomolecular will allow Stanford or its designee to examine Telomolecular5 s records to verify payments made by Telomolecular under this Agreement.

Paying for Audit.
Stanford will pay for any audit done under Section 8.4. But if the audit reveals an underreporting of earned royalties due Stanford of 5% or more for the period being audited, Telomolecular will pay the audit costs.

Self-audit.
Telomolecular will conduct an independent audit of sales and royalties at least every 2 years if annual sales of Licensed Product are over $5,000,000. The audit will address, at a minimum, the amount of gross sales by or on behalf of Telomolecular during the audit period, the amount of funds owed to Stanford under this Agreement, and whether the amount owed has been paid to Stanford and is reflected in the records of the Telomolecular, Telomolecular will submit die auditor's report promptly to Stanford upon completion. Telomolecular will pay for the entire cost of the audit.

9 EXCLUSIONS AND NEGATION OF WARRANTIES

  9.1 Negation of Warranties. Stanford provides Telomolecular the rights granted in this Agreement AS IS and WITH ALL FAULTS, Stanford makes no representations

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and extends no warranties of any kind, either express or implied. Among other things, Stanford disclaims any express or implied warranty: of merchantability, of fitness for a particular purpose, of non-infringement or arising out of any course of dealing.
  9.2 No Representation of Licensed Patent. Telomolecular also acknowledges that Stanford does not represent or warrant: the validity or scope of any Licensed Patent, or that the exploitation of Licensed Patent will be successful.

10. INDEMNITY

Indemnification. Telomolecular will indemnify, hold harmless, and defend all Indemnitees against any claim of any kind arising out of or related to the exercise of any rights granted Telomolecular under this Agreement or the breach of this Agreement by Telomolecular.

No Indirect Liability. Stanford is not liable for any special, consequential, lost profit, expectation, punitive or other indirect damages in connection with any claim arising out of or related to this Agreement, whether grounded in tort (including negligence), strict liability, contract, or otherwise.

Workers' Compensation. Telomolecular will comply with all statutory workers' compensation and employers' liability requirements for activities performed under this Agreement.

Insurance. During the term of this Agreement, Telomolecular will maintain Comprehensive General Liability Insurance, including Product Liability Insurance, with a reputable and financially secure insurance carrier to cover the activities of Telomolecular and its sublicensees. The insurance will provide minimum limits of liability of $5,000,000 and will include all Indemnitees as additional insureds. Insurance must cover claims incurred, discovered, manifested, or made during or after the expiration of this Agreement and must be placed with carriers with ratings of at least A- as rated by A.M. Best. Within 15 days of the Effective Date of this Agreement, Telomolecular will furnish a Certificate of Insurance evidencing primary coverage and additional insured requirements. Telomolecular will provide to Stanford 30 days prior written notice of cancellation or material change to this insurance coverage. Telomolecular will advise Stanford in writing that it maintains excess liability coverage (following form) over primary insurance for at least the minimum limits set forth above. All insurance of Telomolecular will be primary coverage; insurance of Stanford and Stanford Hospitals and Clinics will be excess and noncontributory.

10 MARKING

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Before any Licensed Patent issues, Telomolecular will mark Licensed Product with the words "Patent Pending." Otherwise, 'I'elomolecular will mark Licensed Product with the number of any issued Licensed Patent.

11 NAMES AND MARKS
Telomolecular wall not identify Stanford or the VA in any promotional statement, or otherwise use the name of any Stanford faculty member, employee, or student, any VA employee, or any trademark, service mark? trade name, or symbol of Stanford, Stanford Hospitals and Clinics, or the VA including the Stanford or VA name, unless Telomolecular has received Stanford's or the VA's prior written consent, as the case may be. Permission may be withheld at Stanford's or the VA's sole discretion.

12 PROSECUTION AND PROTECTION OF PATENTS
Patent Prosecution. Following the Effective Date and subject to Stanford's approval, Telomolecular will be responsible for preparing, tiling, and prosecuting broad patent claims for Stanford's and the VA's benefit in the Licensed Territory and for maintaining all Licensed Patents. Telomolecular will notify Stanford before taking any substantive actions in prosecuting the claims, and Stanford will have final approval on how to proceed with any such actions. To aid Telomolecular in this process, Stanford will provide information, execute and deliver documents and do other acts as Telomolecular shall reasonably request from time to time. Telomolecular will reimburse Stanford for Stanford's reasonable costs incurred in complying with such requests. Stanford and Telomolecular agree to the terms detailed in Appendix C and agree to have Appendix C fully executed by the appropriate parties upon execution of this Agreement.

Patent Costs. Within 30 days after receiving a statement from Stanford, Telomolecular will reimburse Stanford:
  Approximately $18,391.55 to offset Licensed Patent's patenting expenses incurred by Stanford before the Effective Date; and
  for all Licensed Patent's patenting expenses incurred by Stanford after the Effective Date.

12.3 Infringement Procedure.
Telomolecular will promptly notify Stanford if it believes a third party infringes a Licensed Patent The VA, Stanford, and Telomolecular will discuss and determine a reasonable course of action prior to initiation of any infringement action. The parties will use their best efforts to terminate the infringement without litigation. If the efforts of the parties are not successful in abating the infringement within 90 days after the infringement was formally brought to the attention of the parties, during the Exclusive term of this Agreement only, Telomolecular may have the right to institute a suit against this third party as provided in Sections 13.4 - 13,8.

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Stanford and VA Suit.
Stanford and the VA have the first right to institute suit on either of their own account, and may name Telomolecular as a party for standing purposes. If Stanford or the VA decide to institute suit, Stanford will notify Telomolecular in writing. If Telomolecular does not notify Stanford, in writing that it desires to jointly prosecute the suit within 15 days after the date of the notice, Telomolecular will assign and hereby does assign to Stanford or the VA, as the case may be, all rights, causes of action, and damages resulting from the alleged infringement Stanford or the VA will bear the entire cost of the litigation and will retain the entire amount of any recovery or settlement.

Telomolecular Suit.
If neither Stanford nor the VA elect to bring suit, Telomolecular may institute and prosecute a suit so long as it conforms with the requirements of this Section. Telomolecular will diligently pursue the suit and Telomolecular will bear the entire cost of the litigation, including expenses and counsel fees incurred by Stanford and the VA. Telomolecular will keep Stanford reasonably apprised of all developments in the suit, and will seek Stanford's input and approval on any substantive submissions or positions taken in the litigation regarding the scope, validity and enforceability of the Licensed Patent. Telomolecular will not prosecute, settle or otherwise compromise any such suit in a manner that adversely affects Stanford's interests without Stanford's prior written consent. Stanford or the VA may be named as a party Only if:
  Telomolecular*s and Stanford's respective counsel recommend that such action is necessary in their reasonable opinion to achieve standing;
  Neither Stanford nor the VA are the first named party in the action; and
  The pleadings and any public statements about the action state that Telomolecular is pursuing the action and that Telomolecular has the right to join Stanford and the VA as a party.

12.6 Joint Suit.
If neither 13.4 nor 13.5 apply, and either Stanford or the VA, and Telomolecular so agree, Telomolecular may institute suit jointly with Stanford or theVA, If so, they will:
  Prosecute the suit in both their names;
  Bear the out-of-pocket costs equally, or as mutually agreed upon;
  Allocate recoveries first to each party reimbursement in equal amounts of die attorney's costs, fees, and other related expenses to the extent each party paid for such costs, fees, and expenses until all costs, fees, and expenses are consumed for each party, and then any remaining recoveries will be shared by the parties in proportion to the share of expenses paid by each party; and
  Agree how they will exercise control over the action.

12.7 Recovery.
If Telomolecular sues under Section 13.5, then any recovery in excess of any unrecovered litigation costs and fees will be shared with Stanford as follows:

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  Any payment for past sales will be deemed Net Sales, and Telomolecular will pay Stanford royalties at the rates specified in Section 0;
  Any payment for future sales will be deemed a payment under a sublicense, and royalties will be snared as specified in Article 4;

Telomolecular and Stanford will negotiate in good faith appropriate compensation to Stanford for any non-cash settlement or non-cash cross-license.

Abandonment of Suit If either Stanford or Telomolecular commences a suit and then wants to abandon the suit, it will give timely notice to the other party. The other party may continue prosecution of the suit after Stanford and Telomolecular agree on the sharing of expenses and any recovery in the suit.

VA Cooperation. The VA's cooperation in litigation proceedings instituted under this Agreement is subject to U.S. Department of Justice approval on a case-by-case basis.

13 TERMINATION

Termination by Telomolecular.
Telomolecular may terminate this Agreement by giving Stanford written notice at least 30 days in advance of the effective date of termination selected by Telomolecular.

Termination by Stanford.
  (A) Stanford may also terminate this Agreement if Telomolecular:
    is delinquent on any report or payment;
    is not diligently developing and commercializing Licensed Product;
    misses a milestone described in Appendix A;
    is in breach of any provision; or
    provides any false report.
  (B) Termination under this Section 14.2 will take effect 30 days after written notice by Stanford unless Telomolecular remedies the problem in that 30- day period.

13.3 Surviving Provisions.
Surviving any termination or expiration are:
  Telomolecular's obligation to pay royalties accrued or accruable;
  any claim of Telomolecular or Stanford, accrued or to accrue, because of any breach or default by the other party; and
  the provisions of Articles 8, 9, and 10 and any other provision that by its nature is intended to survive.

14 ASSIGNMENT

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14.1 Permitted Assignment by Telomolecular.
Subject to Section 14.3, Telomolecular may assign this Agreement as part of a sale, regardless of whether such a sale occurs through an asset sale, stock sale, merger or other combination, or any other transfer of:
  Telomolecular's entire business; or that part of Telomolecular's business that exercises all rights granted under this Agreement.

Any Other Assignment by Telomolecular. Any other attempt to assign this Agreement by Telomolecular is null and void.

Conditions of Assignment. Prior to any assignment, the following conditions must be met:
  Telomolecular must give Stanford 30 days prior written notice of the assignment, including the new assignee's contact information; and
  the new assignee must agree in writing to Stanford to be bound by this Agreement; and
  Stanford must have received a $50,000 assignment fee.

14.4 After the Assignment.
Upon a permitted assignment of this Agreement pursuant to Section 15,2, Telomolecular will be released of liability under this Agreement and the term "Telomolecular" in this Agreement will mean the assignee.

15 ARBITRATION

Dispute Resolution by Arbitration.
Any dispute between the parties regarding any payments made or due under this Agreement will be settled by arbitration in accordance with the Licensing Agreement Arbitration Rules of the American Arbitration Association. The parties are not obligated to settle any other dispute that may arise under this Agreement by arbitration.

Request for Arbitration.
Either party may request such arbitration. Stanford and Telomolecular will mutually agree in writing on a third party arbitrator within 30 days of the arbitration request. The arbitrator's decision will be final and nonappealable and may be entered in any court having jurisdiction.

Discovery.
The parties will be entitled to discovery as if the arbitration were a civil suit in the California Superior Court. The arbitrator may limit the scope. time, and issues involved in discovery.

Place of Arbitration*
The arbitration will be held in Stanford, California unless the parties mutually agree in writing to another place.

16 NOTICES

All notices under this Agreemeni are deemed fully given when written, addressed, and sent as follows:

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All general notices to Telomolecular are mailed to:
Telomolecular
8037 Orange Avenue
Fair Oaks, CA 95628
Att. Matt Sarad

All financial invoices to Telomolecular (i.e., accounting contact) are e-mailed to: Telomolecular
8037 Orange Avenue
Fair, Oaks, CA 95628

All progress report invoices to Telomolecular (i.e., technical contact) are e-mailed to:
msarad@Telomolecular.com
msarad@504bank.com

ballred@telomolecular.com All general notices to Stanford arc c-mailed or mailed to:
Office of Technology Licensing
1705 El Camino Real
Palo Alto, CA 94306-1106
info@.otlmail.Stanford.edu

All payments to Stanford are mailed to:
Stanford University
Office of Technology Licensing
Department #44439
P.O. Box 44000
San Francisco, CA 94144-4439

All progress reports to Stanford are e-mailed or mailed to:
Office of Technology Licensing
1705 El Camino Real
Palo Alto, CA 94306-1106
info@otlmail.Stanford.edu

Either party may change its address with written notice to the other party.

17 MISCELLANEOUS

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Waiver.
No term of this Agreement can be waived except by the written consent of the party waiving compliance.

Choice of Law.
This Agreement and any dispute arising under it is governed by the laws of the State of California, United States of America, applicable to agreements negotiated, executed, and performed within California.

Exclusive Forum.
The state and federal courts having jurisdiction over Stanford, California, United States of America, provide the exclusive forum for any court action between the parties relating to this Agreement. Telomolecular submits to the jurisdiction of such courts, and waives any claim that such a court lacks jurisdiction over Telomolecular or constitutes an inconvenient or improper forum.

Headings.
No headings in this Agreement affect its interpretation.

Electronic Copy.
The parties to this document agree that a copy of the original signature (including an electronic copy) may be used for any and all purposes for which the original signature may have been used. The parties further waive any right to challenge the admissibility or authenticity of this document in a court of law based solely on the absence of an original signature,

The parties execute this Agreement in duplicate originals by their duly authorized officers or representatives.

THE BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY
Signature
Name Katharine Ku
Title Director, Office of Technology Licensing
Date

TELOMOLECULAR, Inc.
Signature
Name
Title
Date

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APPENDIX A

Transfer the technology - by August 1,2007;
Validate targets and begin drug screens - by August 1,2008;
Develop lead compounds and being preclinical testing - by August 1,2009;
Complete preclinical tests on lead - by August 1, 2010;
Prepare and file an EVD - by August 1,2011;
Complete Phase I - by August 1,2012;
  g) Complete Phase II - by August 1,2013;
  h) Complete Phase III - by August 1,2015;
  i) Submit an NDA - by August 1,2016; and
  j) First commercial sale - by August 1,2017-

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APPENDIX B

SAMPLE REPORTING FORM
Stanford Docket No. S
This report is provided pursuant to the license agreement between Stanford University and (Licensee Name) License Agreement Effective Date:

Report Covering Period
Yearly Maintenance Fee $
Number of Sublicenses Executed
Net Sales $
Royalty Calculation
Royalty Subtotal $
Credit $
Royalty Due $
Comments:

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APPENDIX C

CLIENT AND BILLING AGREEMENT
The Board of Trustees of the Stanford Leland Junior University ("STANFORD"); and , a Corporation of the State of , with a principal place of business at , ("COMPANY"); have agreed to use the law firm of ("FIRM") to prepare, file and prosecute the pending patent applications listed in Exhibit A attached hereto and maintain the patents that issue thereon ("Patents").

WHEREAS, FIRM desires to perform the legal services related to obtaining and maintaining the Patents; and

WHEREAS, STANFORD remains the client of the FIRM; and

WHEREAS, COMPANY is the Telomolecular of STANFORD'S interest in the Patents;

NOW THEREFORE, in consideration of the premises and the faithful performance of the convenants herein contained, IT IS AGREED:

FIRM can interact directly with COMPANY on all patent prosecution matters related to the Patents and will copy STANFORD and the U.S. Department of Veterans Affairs ("VA") on all correspondence. STANFORD will be notified by FIRM prior to any substantive actions and will have final approval on proceeding with such actions.

COMPANY is responsible for the payment of all charges and fees by FIRM related to the prosecution and maintenance of the Patents. FIRM will invoice COMPANY and must copy STANFORD on all invoices. COMPANY must pay FIRM directly for all charges and must copy STANFORD on each payment.

Notices and copies of all correspondence should be sent to the following:
To COMPANY:
Name, Title Company Name
Address

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To STANFORD:
Name
Office of Technology Licensing
Stanford University
1705 El Camino Real
Palo Alto, CA 94306-1106

To FIRM:
Attorney Name Law Firm Address
To VA:
Director (122)
Technology Transfer Program Office of Research and Development U.S. Department of Veterans Affairs 8 10 Vermont Avenue N.W.
Washington, D.C. 20420

ACCEPTED AND AGREED TO:
STANFORD
By:
Name: Katharine Ku Title: Director
Date:
Company Name
By;
Name: Title:

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Date:
Law Firm Name
By:
Name: Title:
Date:

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